UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

CONSOL Energy Inc. Commission file number: 001-14901

CNX Gas Corporation Commission file number: 001-32723

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.	Names of issuers of the securities held pursuant to the plan and the address of its principal executive office:

CONSOL Energy Inc.	CNX Gas Corporation
1800 Washington Road	5 Penn Center West, Suite 401
Pittsburgh, Pennsylvania 15241	Pittsburgh, PA 15276

Registrant’s telephone number including area code: 412-831-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2006 and 2005

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4-14

Supplemental Schedule

Schedule H, Part IV line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	16-26

Note:          Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	27

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Investment Plan Committee, and Participants of

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG-INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, for the years ended December 31, 2006 and 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania
June 27, 2007

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31
(in thousands of dollars)	2006	2005
ASSETS

Investments at Fair Value
Stable Value Fund	$580,666	$592,183
Interests in Registered Investment Companies	209,742	182,646
Merrill Lynch Equity Index Trust	41,254	45,788
E.I. DuPont de Nemours & Company Common Stock	84,712	99,920
CONSOL Stock Fund	111,365	111,495
CNX Stock Fund	20,861	0
Daimler Chrysler AG Common Stock	94	97
Participant Loans	11,578	13,864

	1,060,272	1,045,993

Receivables
Due from Broker for Securities Sold	163	163
Accrued Interest and Dividends	53	21

	216	184

Cash	2,333	503

Total Assets	1,062,821	1,046,680

LIABILITIES

Accrued Expenses	0	177

Net Assets Reflecting All Investments at Fair Value	1,062,821	1,046,503

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(1,321)	(6,872)

NET ASSETS AVAILABLE FOR BENEFITS	$1,061,500	$1,039,631

The accompanying notes are an integral part of these financial statements

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the Year Ended December 31, 2006
Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$26,892
Participants – Rollovers	21,372
Employer	14,494

62,758

Investment Income:
Interest and Dividends	21,589
Net Appreciation in Fair Value of Investments	51,198

72,787

Total Additions	135,545

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	113,651
Administrative Expense	25

Total Deductions	113,676

Net Additions	21,869

Net Assets Available for Benefits
Beginning of Year	1,039,631

END OF YEAR	$1,061,500

The accompanying notes are an integral part of these financial statements

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

1.	DESCRIPTION OF PLAN

The following brief description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan established in 1953. Salaried, operations and maintenance, production and maintenance, and warehouse and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”) are eligible to participate in the Plan on the first day of the month following the start of regular full-time employment. In addition, casual employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan offers CONSOL Energy common stock (“CONSOL Stock Fund”) and CNX Gas Corporation common stock (“CNX Stock Fund”) as investment options. Prior to 2006, the Employee Stock Ownership (“ESOP”) portion of the Plan consisted solely of the CONSOL Stock Fund. The Plan was amended for Plan years commencing January 1, 2006 and thereafter, to include both the CONSOL Stock Fund and CNX Stock Fund in the ESOP portion of the Plan. Participants in the Plan are given the opportunity to elect to receive cash for dividends declared on CONSOL Energy and CNX Gas Corporation Stock. If a participant does not make an election, the dividends will be reinvested in the respective stock fund.

Contributions – During the year 2006 participants could, with certain restrictions, contribute a maximum of 44% of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL Energy and certain participating employers match these contributions, dollar for dollar, up to 6% of base pay (as defined by the Plan). Contributions made by employees of Fairmont Supply Company, one of the participating employers qualified as a separate line of business are matched fifty cents on every dollar up to 12% of base pay. In addition, a member of the Plan may also designate from 1% to 85% (not to exceed $10,000) of any quarterly or annual incentive compensation payment as a supplemental contribution. The employer and employee contributions may not exceed

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

1.	DESCRIPTION OF PLAN (Continued)

$44,000 and $42,000 for the years 2006 and 2005, respectively. Contributions may be made with before-tax or after-tax dollars. In addition, subject to certain limitations, a participant is allowed to make lump-sum savings deposits in cash to the Plan.

For Plan years commencing January 1, 2006, and thereafter, newly eligible employees and eligible employees who are not contributing to the Plan will automatically become members of the Plan (as defined by the Plan) and will contribute at the rate of 6% of base pay (4% for employees of Fairmont Supply Company), unless the participant elects not to contribute. Alternatively, current members of the Plan who are contributing less than 6% of base pay (4% for employees of Fairmont Supply Company) to the Plan as before-tax contributions will automatically have their contributions subject to a one time increase to the aforementioned rates with the first payroll deduction following January 1, 2006, unless the member elects to have the contributions made on an after-tax basis or declines an increase in their contribution rate.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are either used to reduce future Company contributions or to reduce the reasonable expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the supplemental schedule of assets (held at end of year), which is attached to these financial statements, except for E.I. DuPont de Nemours & Company Common Stock, Daimler Chrysler AG Common Stock and Fidelity Low Price Stock Fund. These options are no longer available to Plan participants.

Vesting – Plan participants who terminated employment prior to January 1, 2006 were vested in their share of the Company’s matching contributions upon completion of three cumulative years of service. Effective January 1, 2006, active plan participants are immediately vested in their share of the Company’s matching contributions. Participants are always 100% vested in their deposits and in the earnings on both their deposits and the Company’s contributions.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

1.	DESCRIPTION OF PLAN (Continued)

Participant Loans – Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April 1 of the calendar year following the year in which the participant attains age 70 1/2. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee’s retirement, death, termination, attainment of age 59 1/2 or defined hardship. At December 31, 2006 and 2005; approximately $2,319,000 and $505,000 was payable to withdrawing participants.

Forfeitures – Nonvested participants whose services with the Company have been terminated will forfeit their entire Company matching source. Total forfeitures were approximately $18,000 and $76,000 for the years ended December 31, 2006 and 2005, respectively. Forfeitures are used to either reduce employer matching contributions or the reasonable expenses of the administration of the Plan.

Plan Termination – Although it has not expressed any intent to do so, CONSOL Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. There are no events known to us which are probable of occurring which would limit the ability of these contracts to transact at contract value with issuers, or would limit the ability of these contracts to transact at contract value with participants. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Accordingly, the 2005 presentation has been reclassed to conform to the 2006 presentation.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. However, many factors may be considered in arriving at fair value. The Stable Value Fund is comprised of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”) and synthetic GICs (“SYN”), all of which are held with multiple insurance companies. These fully benefit-responsive contracts are valued at fair value on the Statements of Net Assets Available for Benefits and are credited with actual earnings on the underlying investments and charges for participant withdrawals and administrative expenses. Insurance wrapper contracts within the Stable Value Fund manage market risks and alter the return characteristics of the underlying securities. At December 31, 2006 and 2005, the fair value of the wrapper contracts is considered to be zero because there is substantially no difference between cost and replacement value. Net Assets Available for Benefits include an adjustment to fair value for the contract value of the insurance wrapper contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in common stocks, common stock funds and registered investment companies are stated at fair value based on publicly quoted market prices. Investments in Common/Collective Trusts are valued at the net asset value of units held by the Plan at year end by the applicable custodian.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of DuPont, CONSOL Energy and CNX Gas Corporation common stock are based on the average cost of the securities sold. Both the CONSOL Stock Fund and CNX Stock Fund, which are comprised solely of CONSOL Energy and CNX Gas Corporation common stock respectively, are valued at their respective quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Certain administrative expenses of the Plan, such as trustee fees, accounting and legal fees are provided to the Plan by CONSOL Energy without cost. Other administrative expenses are borne by the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

3.	INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2006	2005
E.I. DuPont de Nemours & Company common stock, 1,739,109 and 2,351,050 shares, respectively	$84,712	$99,920
CONSOL Energy Inc. common stock, 3,466,084 and 1,710,563 shares, respectively	111,365	111,495
*PIMCO Low Duration Fund, 9,895,241 and 9,872,273 shares, respectively	98,062	98,624
*GEM Trust: GEM Trust Risk-Controlled 2, 6,348,915 and 6,355,206 units, respectively	68,957	66,027
*GEM Trust: GEM Trust Opportunistic 1, 6,267,920 and 6,274,531 units, respectively	68,241	65,194
*GEM Trust: GEM Trust Opportunistic 2, 6,473,844 and 6,481,258 units, respectively	70,269	67,226
*GEM Trust: GEM Trust Opportunistic 3, 6,511,085 and 6,517,710 units, respectively	70,802	67,817
* These investments are included in the Stable Value Fund.

During 2006 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $51,198,000 as follows:

(in thousands of dollars)	Net Appreciation (Depreciation) in Investment Value During Year
Registered Investment Companies	$8,808
Common Stock:
CONSOL Stock Fund	(4,729)
CNX Stock Fund	32
E.I. DuPont de Nemours & Company	10,828
Daimler Chrysler AG	17
Stable Value Fund	29,948
Common/Collective Trusts	6,294

$51,198

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

3.	INVESTMENTS (Continued)

The Stable Value Fund is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The Stable Value Fund includes traditional GIC contracts as well as SYN contracts. A SYN contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of SYN contracts is approximately $(2,100,000) and $(6,600,000) at December 31, 2006 and 2005, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are greater than (less than) the value of the underlying assets.

The following reflects the adjustment between the underlying securities and the insurance contract values in the Stable Value Fund:

	December 31
(in thousands of dollars)	2006	2005
Investments at Fair Value	$580,666	$592,183
Wrapper Contracts (at Fair Value)	0	0

	580,666	592,183
Adjustment from Fair Value to Contract Value	(1,321)	(6,872)

Investments at Contract Value	$579,345	$585,311

The composition of assets of the Stable Value Fund at contract value as of December 31, 2006 and 2005 are as follows:

(in thousands of dollars)	2006	2005
Insurance Wrapper Contracts	$476,121	$464,549
Investment Contracts	85,348	112,593
Short-term Investments	17,876	8,169

	$579,345	$585,311

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

3.	INVESTMENTS (Continued)

Insurance wrapper contracts within the Stable Value Fund are comprised of the following:

		December 31
(in thousands of dollars)	Credit Rating	2006	2005
Insurance Wrapper Contracts (at Contract Value):
Royal Bank of Canada	AAA	$21,621	$13,488
AIG Life Insurance Company	AA+	22,027	24,970
ING Life Insurance & Annuity Co.	AA+	22,027	24,970
JP Morgan Chase Bank	AA+	22,027	24,970
Monumental Life Insurance Co.	AA+	22,027	24,970
State Street Bank & Trust	AA+	22,027	24,970
AIG Life Insurance Company	AA+	68,873	65,242
ING Life Insurance & Annuity Co.	AA+	68,873	65,242
JP Morgan Chase Bank	AA+	68,873	65,242
Monumental Life Insurance Co.	AA+	68,873	65,242
State Street Bank & Trust	AA+	68,873	65,243

Total Insurance Wrapper Contracts (at Contract Value)		$476,121	$464,549

The composition of changes in net assets of the Stable Value Fund for the year ended December 31, 2006 is as follows:

(in thousands of dollars)
Employer contributions	$6,189
Participant contributions and rollovers	31,085

Total contributions	37,274
Interest and dividend income	482
Net realized/unrealized appreciation in fair value	29,948
Benefits paid to participants	(80,125)
Administrative Expense	(5)
Net loan activity	592
Net interfund transfers	5,868

Decrease in net assets available for benefits	(5,966)
Net Assets Available for Benefits
Beginning of year	585,311

End of year	$579,345

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

3.	INVESTMENTS (Continued)

The aggregate crediting rates for all contracts as of December 31, 2006 and 2005 were 5.71% and 5.46%, respectively. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. If future crediting rates increase or decrease, the adjustment from fair value to contract value would change in the same direction. The average yield of the Stable Value Fund was approximately 5.44% and 5.32% in 2006 and 2005, respectively.

Participants investing in the Stable Value Fund or Common/Collective Trusts are assigned units at the time of investment based on the net asset value per unit.

4.	TAX STATUS

The Plan obtained its latest determination letter on September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

(in thousands of dollars)	2006	2005
Net assets available for benefits per the financial statements	$1,061,500	$1,039,631
Amounts allocated to withdrawing participants	(2,319)	(505)

Net assets available for benefits per the Form 5500	$1,059,181	$1,039,126

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006, to Form 5500:

(in thousands of dollars)

Benefits paid to participants per the financial statements	$113,651
Amounts allocated to withdrawing participants at December 31, 2006	2,319
Less: Amounts allocated to withdrawing participants at December 31, 2005	(505)

Benefits paid to participants per Form 5500	$115,465

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006 and 2005, but not yet paid as of that date.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments include a collective investment fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 3,466,084 shares and 1,710,563 shares of CONSOL Energy’s common stock at December 31, 2006 and 2005, respectively. The CNX Stock Fund, another investment vehicle available to employees, contains stock of CNX Gas Corporation. The Plan held 818,092 shares of CNX Gas Corporation’s common stock at December 31, 2006. The Plan did not hold any shares of CNX Gas Corporation’s common stock at December 31, 2005.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

7.	NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of the Standard will have on the financial statements.

8.	SUBSEQUENT EVENTS

The Plan was formally amended as of January 1, 2007 to reflect the following changes:

Contributions – Matching contributions made after December 31, 2006 for certain participants of the Plan will be non-forfeitable, safe-harbor contributions within the meaning of that term under the final Internal Revenue Code 401(k) and 401(m) regulations. In addition, cash supplemental after-tax contributions made directly to the Plan will no longer be permitted after December 31, 2006.

Effective January 1, 2007, certain eligible employees of CNX Gas Corporation will receive qualified non-elective contributions equal to 3% of eligible compensation.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Common Stock

*	CONSOL Stock Fund		3,466,084	$111,365
*	CNX Stock Fund		818,092	20,861
	E.I. DuPont de Nemours & Company		1,739,109	84,712
	Daimler Chrysler AG		1,533	94

	Total Common Stock			217,032

	Interests in Registered Investment Companies
	Fidelity Investments	Low Priced Stock Fund	400,115	17,421
	Fidelity Investments	Growth and Income Portfolio	242,729	7,561
	Franklin Templeton	Foreign Fund	1,082,587	14,712
	PIMCO	Total Return Fund	1,555,812	16,149
	Davis New York	Venture Fund	874,758	34,072
	American Funds	Europacific Growth Fund	538,353	24,754
	Hotchkis and Wiley	Mid Cap Value Fund	680,417	20,311
	The Managers	Special Equity Fund	65,456	5,430
	Alger	Mid Cap Growth Fund	1,059,691	17,941
	BlackRock	Aurora Fund	376,945	11,045
	BlackRock	Basic Value Fund	664,914	22,201
	Legg Mason	Large Cap Growth Fund	731,083	18,145

	Total Interests in Registered Investment Companies			209,742

	Stable Value Fund

	Hartford Life Insurance Company	GIC, 4.80%, 08/02/2010	11,316,713	11,317
	Hartford Life Insurance Company	GIC, 4.60%, 06/01/2011	10,980,325	10,980
	New York Life Ins Co.	GIC, 4.40%, 12/01/2010	10,966,428	10,966
	Principal Life Insurance Co.	GIC, 5.41%, 12/31/2009	5,226,558	5,227
	Security Life of Denver	GIC, 6.19%, 03/03/2008	19,287,481	19,287
	Prudential Retirement Ins. & Annuity Co.	GIC, 7.14%, 10/01/2007	16,741,408	16,741

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Metropolitan Life Insurance Co.	GIC, 4.50%, 5/02/2011	10,829,514	10,830
*	Merrill Lynch Premier Fund	Money Market Fund, 5.19%	17,875,833	17,876
	Royal Bank of Canada:
	Royal Bank of Canada	Synthetic GIC 4.98%, opened	21,621,483
	Underlying Security Description:
	FHR 2927 ED	4% 15 Jan 2035	7,666,520	7,468
	FMAN 2004-1 1 4.45	4.45% 25 Aug 2012	1,792,337	1,736
	FHR 2945 CA	5% 15 Jul 2033	1,591,218	1,568
	FHRR R004 AL	5.125% 15 Dec 2013	3,844,183	3,828
	FNR 2005-46 CB	5% 25 Dec 2022	2,165,669	2,138
	FNR 2006-22 CA	4.5% 25 Mar 2020	2,291,217	2,234
	FHR 3245 AG	5.5% 15 Nov 2016	2,473,697	2,469
	Royal Bank of Canada	Synthetic Wrapper Agreement		180
	Perpetual Window Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 4.91%, opened	22,026,951
	ING Life Insurance & Annuity Co.	Synthetic GIC 4.91%, opened	22,026,951
	JPMorgan Chase Bank	Synthetic GIC 4.91%, opened	22,026,951
	Monumental Life Insurance Co.	Synthetic GIC 4.91%, opened	22,026,951
	State Street Bank & Trust	Synthetic GIC 4.91%, opened	22,026,951
	Underlying Security Description:
	PIMCO Low Duration Fund	Mutual Fund	9,895,241	98,062
	GEM Trust Short Duration	996,328.4403 units of participation		10,080
	Various Insurance Companies	Synthetic Wrapper Agreements		1,993
	Total Return Tier Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 5.62%, opened	68,872,903
	ING Life Insurance & Annuity Co.	Synthetic GIC 5.62%, opened	68,872,903
	JPMorgan Chase Bank	Synthetic GIC 5.62%, opened	68,872,903
	Monumental Life Insurance Co	Synthetic GIC 5.62%, opened	68,872,903
	State Street Bank & Trust	Synthetic GIC 5.62%, opened	68,872,903
	Underlying Security Description:
	GEM Trust Risk-Controlled 2	6,348,914.7414 units of participation		68,957
	GEM Trust Opportunistic 1	6,267,920.3152 units of participation		68,241

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	GEM Trust Opportunistic 2	6,473,843.6041 units of participation		70,269
	GEM Trust Opportunistic 3	6,511,084.5919 units of participation		70,802
	Eurodollar Futures	07 Dec 2007	(500,000)	0
	GNMA Pool 426119	8% 15 Jun 2026	24,075	26
	Brunswick Corp	7.375% 01 Sep 2023	140,000	145
	Pacificorp	6.71% 15 Jan 2026	400,000	440
	Federal Natl Mtg Assn	7.6039% 25 Dec 2038	608,793	671
	Federal Natl Mtg Assn REMIC	8.5% 25 Sep 2021	63,203	67
	Federal Home Ln Mtg Pc Gtd	8% 25 Apr 2024	319,749	336
	Fed Hm Ln Pc Pool E60022	6.5% 01 Aug 2009	24,911	25
	Government Tr Ctfs	0% 15 May 2011	2,380,000	1,940
	GNMA Pool 412583	6.5% 15 Apr 2026	8,668	9
	CNA Finl Corp	7.25% 15 Nov 2023	285,000	302
	GNMA Pool 457932	6% 15 Dec 2028	45,960	47
	United States Tres Sc Strp Int	0% 15 Nov 2027	400,000	145
	GNMA Pool 424276	6.5% 15 Mar 2026	29,059	30
	GNMA Pool 373607	6.5% 15 Mar 2026	1,631	2
	GNMA Pool 412234	6.5% 15 May 2026	14,015	14
	I.B.R.D. World Bank	5.5% 25 Nov 2013	181,000	188
	BGB Finance(IRE)	7.125% 27 Feb 2012	500,000	527
	United States Tres Sc Strp Int	0% 15 May 2019	3,245,000	1,779
	Tyson Foods Inc	7% 01 May 2018	86,000	85
	Inter Amern Dev Bk	8.5% 15 Mar 2011	80,000	91
	Archer Daniels Midland Co	8.875% 15 Apr 2011	84,000	95
	Intl Bk For Recon + Dev	0.01% 15 Feb 2016	573,000	346
	Intl Bk For Recon + Dev	0.01% 15 Feb 2015	21,000	13
	Procter + Gamble Co	8% 26 Oct 2029	69,000	91
	Fed Hm Ln Pc Pool C80253	9% 01 Jan 2025	19,661	21
	GNMA Pool 780975	6% 15 Feb 2029	3,885	4
	Landesbank Baden Wurttembe	7.625% 01 Feb 2023	106,000	129
	AES Eastn Energy LP	9% 02 Jan 2017	91,445	102
	United States Tres Sc Strp Int	0% 15 Aug 2017	1,035,000	624

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Hydro Quebec	8.4% 15 Jan 2022	120,000	156
	Time Warner Entmt Co LP	8.875% 01 Oct 2012	100,000	114
	Enron Corp	6.75% 01 Jul 2005	120,000	0
	Federal Natl Mtg Assn REMIC	7.5% 25 Mar 2007	5,159	5
	Federal Home Ln Bks	5.925% 09 Apr 2008	1,000,000	1,009
	Eastman Chem Co	7.25% 15 Jan 2024	155,000	163
	FNMA Pool 482922	6.5% 01 Apr 2029	6,880	7
	Financing Corp	8.6% 26 Sep 2019	358,000	472
	Financing Corp	9.65% 02 Nov 2018	450,000	629
	British Columbia Prov Cda	5.375% 29 Oct 2008	178,000	179
	Duke Cap Corp	6.75% 15 Jul 2018	121,000	129
	Ameritech Capital Funding Co	6.25% 18 May 2009	137,000	139
	GNMA Pool 419569	6.5% 15 Feb 2026	6,435	7
	FNMA Pool 499190	6.5% 01 Jun 2029	25,743	26
	Norsk Hydro A S	7.15% 15 Nov 2025	125,000	143
	Eurodollar Futures	07 Sept 2007	(500,000)	0
	Equitable Res Inc	7.75% 15 Jul 2026	130,000	156
	GNMA Pool 413641	6.5% 15 Apr 2026	79,102	82
	International Business Machs	7.125% 01 Dec 2096	40,000	45
	Federal Natl Mtg Assn REMIC	9.99% 25 Sep 2017	14,789	16
	FNMA Pool 323347	7% 01 Sep 2028	67,747	70
	BBV Intl Fin Ltd	7% 01 Dec 2025	112,000	128
	Commonwealth Edison Co	7.5% 01 Jul 2013	105,000	115
	United States Tres Sc Strp Int	0% 15 Feb 2019	1,304,000	724
	Sun Microsystems Inc	7.65% 15 Aug 2009	100,000	105
	British Sky Broadcasting Group	8.2% 15 Jul 2009	95,000	101
	Tennessee Valley Auth	6.25% 15 Dec 2017	55,000	60
	Time Warner Inc	9.125% 15 Jan 2013	90,000	106
	Murphy Oil Corp	7.05% 01 May 2029	320,000	338
	Continental Airls Pass Thru Tr	6.94% 15 Oct 2013	68,412	68
	Goldman Sachs Group Inc	7.35% 01 Oct 2009	120,000	126
	TRW Inc	7.125% 01 Jun 2009	73,000	76

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	U S West Cap Fdg Inc	6.875% 15 Jul 2028	236,000	216
	Continental Airls Pass Thru Tr	8.048% 01 May 2022	91,859	102
	Nationsbank Corp	7.8% 15 Sep 2016	89,000	104
	FNMA Pool 533373	6.5% 01 Mar 2030	24,562	25
	Penney J C Inc	7.625% 01 Mar 2097	45,000	46
	FNMA Pool 503290	6.5% 01 Jun 2029	5,919	6
	Becton Dickinson + Co	7% 01 Aug 2027	103,000	117
	NSTAR	8% 15 Feb 2010	120,000	129
	Morgan Stanley Group Inc	8% 15 Jun 2010	60,000	65
	Norfolk Southn Corp	6.2% 15 Apr 2009	44,000	45
	Bank Of America	7.8% 15 Feb 2010	300,000	322
	Vodafone Airtouch Plc	7.75% 15 Feb 2010	42,000	42
	Applied Matls Inc	7.125% 15 Oct 2017	432,000	473
*	State Street Bank + Trust Co	5.26% 31 Dec 2030 SHORT TERM INVESTMENT FUND	7,290,171	7,290
	GNMA Pool 377590	8% 15 Aug 2025	70,711	75
	Eurodollar Futures	07 Jun 2007	(1,500,000)	0
	New Vy Gereration 1	7.299% 15 Mar 2019	85,008	96
	British Telecommunications Plc	8.125% 15 Dec 2010	82,000	91
	Burlington Northn Santa Fe	7.125% 15 Dec 2010	200,000	213
	Ford Mtr Cr Co	7.375% 01 Feb 2011	35,000	35
	Southwest Gas Corp	8.375% 15 Feb 2011	110,000	120
	Eurodollar Futures	09 Mar 2007	750,000	0
	Eurodollar Futures	08 June 2007	1,500,000	0
	Eurodollar Futures	08 Mar 2007	500,000	0
	Eurodollar Futures	08 Mar 2007	(250,000)	0
	Eurodollar Futures	09 Sept 2007	1,000,000	0
	Eurodollar Futures	09 Dec 2007	1,000,000	0
	Federal Natl Mtg Assn	5.5% 15 Mar 2011	530,000	541
	Japan Expressway Hldg + Debt	6.75% 17 Sep 2007	250,000	252
	Hilton Hotels Corp	7.625% 15 May 2008	40,000	41
	FNMA Pool 584869	6.5% 01 Jun 2031	24,691	25

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	FNMA Pool 535933	6.5% 01 May 2031	25,042	26
	Univision Communications Inc	7.85% 15 Jul 2011	60,000	60
	GNMA Pool 421856	6.5% 15 Apr 2026	3,923	4
	GNMA Pool 288117	10% 15 Mar 2020	12,361	14
	GNMA Pool 294918	10% 15 Sep 2020	18,921	21
	GNMA Pool 296513	10% 15 Dec 2020	25,868	29
	Autopista Del Maipo Sociedad	7.373% 15 Jun 2022	410,000	461
	General Mtrs Accep Corp	6.875% 15 Sep 2011	130,000	133
	Ford Mtr Cr Co	7.25% 25 Oct 2011	105,000	103
	Ford Mtr Cr Co	6.5% 25 Jan 2007	180,000	180
	Tyco Intl Group S A	6.375% 15 Oct 2011	105,000	110
	Government Backed Trs	0% 15 May 2008	1,040,000	969
	Alcoa Inc	6% 15 Jan 2012	84,000	86
	Federal Natl Mtg Assn	4.75% 02 Jan 2007	185,000	185
	Eurodollar Futures	11 Dec 2007	(500,000)	0
	Eurodollar Futures	11 Sept 2007	(500,000)	0
	Qwest Cap Fdg Inc	7% 03 Aug 2009	100,000	102
	Household Fin Corp	5.75% 30 Jan 2007	160,000	160
	General Mtrs Accep Corp	7% 01 Feb 2012	105,000	108
	Fed Hm Ln Pc Pool D28599	7.5% 01 Dec 2022	24,977	26
	Deere John Cap Corp	7% 15 Mar 2012	40,000	43
	FNMA Pool 306974	7.5% 01 Jun 2025	3,186	3
	Colgate Palmolive Co Mtn	5.98% 25 Apr 2012	25,000	26
	Financing Corp Princ Fico Strp	0% 30 Nov 2017	100,000	58
	Kraft Foods Inc	6.25% 01 Jun 2012	15,000	16
	J P Morgan Chase + Co	5.25% 30 May 2007	26,000	26
	Jackson Natl Life Global Fdg	6.125% 30 May 2012	26,000	27
	Sprint Cap Corp	8.75% 15 Mar 2032	65,000	78
	Sumitomo Mitsui Bk Corp	8% 15 Jun 2012	58,000	65
	Florence Italy	6.14% 15 Apr 2014	28,500	29
	Coors Brewing Co	6.375% 15 May 2012	14,000	15
	GNMA Pool 373712	6.5% 15 Apr 2026	2,814	3

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Landesbank Baden Wurttemberg	5.125% 30 May 2007	100,000	100
	Financing Corp Cpn Fico Strips	0.01% 06 Jun 2018	180,000	100
	AT+T Broadband Corp	8.375% 15 Mar 2013	50,000	57
	Countrywide Fdg Corp Mtn	4.25% 19 Dec 2007	84,000	83
	Massachusetts Elec Co Secd Mtn	7.39% 01 Oct 2027	85,000	86
	Lehman Bros Hldgs Inc	4% 22 Jan 2008	84,000	83
	United States Treas Nts	3.875% 15 Feb 2013	780,000	747
	Bayerische Landesbank Girozen	5.375% 24 Sep 2007	150,000	150
	Hanson Australia Fdg Ltd	5.25% 15 Mar 2013	58,000	56
*	Merrill Lynch + Co Inc	3.7% 21 Apr 2008	68,000	67
	Liberty Media Corp New	5.7% 15 May 2013	70,000	66
	Comerica Inc	4.8% 01 May 2015	80,000	75
	Massachusetss Mut Life Ins Co	5.625% 15 May 2033	70,000	68
	Royal Bank Of Scotland Grp Plc	4.7% 03 Jul 2018	61,000	57
	United States Treas Nts	1.875% 15 Jul 2013	164,898	159
	Empresa Nacional De Electricid	8.625% 01 Aug 2015	50,000	59
	Fed Hm Ln Pc Pool A13973	5.5% 01 Oct 2033	17,418	17
	Altria Group Inc	7% 04 Nov 2013	50,000	54
	Hutchison Whampoa Intl	6.25% 24 Jan 2014	100,000	104
	Schering Plough Corp	1% 01 Dec 2013	90,000	90
	Halliburton Co	7.6% 15 Aug 2096	430,000	487
	United States Treas Nts	2% 15 Jan 2014	273,180	265
	Landesbank Baden Wurttemberg	5.05% 30 Dec 2015	200,000	196
	Toyota Motor Cred	4.875% 20 Jun 2007	80,000	80
	Bayerische Landesbank	3.2% 15 Apr 2009	250,000	239
	FNMA Pool 318107	7% 01 Aug 2025	807	1
	FNMA Pool 414547	7% 01 Feb 2028	10,435	11
	GNMA II Pool 002348	6% 20 Nov 2011	30,626	31
	GNMA Pool 421692	6.5% 15 Feb 2026	3,506	4
	GNMA Pool 422131	6.5% 15 Apr 2026	19,440	20
	GNMA Pool 431373	6.5% 15 Sep 2026	10,693	11
	Bombardier Inc	7.45% 01 May 2034	100,000	92

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Fed Hm Ln Pc Pool A18966	6% 01 Feb 2034	117,565	119
	Caribbean Dev Bk	6% 15 Dec 2008	200,000	201
	Danske Bk A/S	5.914% 29 Dec 2049	17,000	17
	Allstate Corp	5% 15 Aug 2014	70,000	68
	Bellsouth Corp	4.2% 15 Sep 2009	15,000	15
	Landwirtschaftliche Rentenbank	3.25% 12 Oct 2007	80,000	79
	DBS Bk Ltd Singapore	1% 15 Nov 2019	90,000	87
	Deere John Cap Corp Mtn Bk Ent	3.375% 01 Oct 2007	25,000	25
	ANZ National Bank Limited	3.75% 05 Jan 2009	80,000	78
	J P Morgan Chase + Co	4.5% 15 Jan 2012	120,000	116
	Kroger Co	4.95% 15 Jan 2015	70,000	66
	Bellsouth Corp	5.2% 15 Dec 2016	17,000	16
	United States Treas Nts	1.625% 15 Jan 2015	792,773	746
	Fed Hm Ln Pc Pool A30282	4.5% 01 Dec 2034	467,180	438
	Tokyo Electric Power Co Inc	7.125% 13 Jun 2007	200,000	203
	GNMA Pool 583078	5.5% 15 Feb 2035	319,746	319
	GNMA Pool 609289	5.5% 15 Dec 2034	39,287	39
	Fed Hm Ln Pc Pool A38836	4.5% 01 May 2035	279,297	262
	Quebec Prov Cda	4.6% 26 May 2015	50,000	48
	Federal Natl Mtg Assn	0% 15 Nov 2023	450,000	185
	Public Svc Elec Gas Co	5.25% 01 Jul 2035	55,000	50
	FNMA Pool 825731	5% 01 Jul 2035	46,922	45
	Kimberly Clark Corp	4.875% 15 Aug 2015	18,000	17
	FNMA Pool 833671	5% 01 Aug 2035	444,140	429
	FNMA Pool 833345	5.5% 01 Aug 2035	136,404	135
	FNMA Pool 835811	5.5% 01 Oct 2035	284,186	281
	PPL Energy Supply LLC	5.7% 15 Oct 2015	125,000	123
	Comcast Corp New	5.85% 15 Nov 2015	70,000	70
	SBC Communications Inc	5.3% 15 Nov 2010	90,000	90
	Fed Hm Ln Pc Pool G08094	5% 01 Nov 2035	70,038	68
	Boston Scientific Corp	6.25% 15 Nov 2015	55,000	55
	Fed Hm Ln Pc Pool G01959	5% 01 Dec 2035	4,622,334	4,463

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Fed Hm Ln Pc Pool A23982	5.5% 01 Jun 2034	17,472	17
	Fed Hm Ln Pc Pool A35750	5.5% 01 Jul 2035	1,210,903	1,198
	Fed Hm Ln Pc Pool A39410	5% 01 Nov 2035	143,634	139
	United States Treas Nts	4.375% 31 Dec 2007	9,000,000	8,945
	Federal Home Ln Mtg Corp	5.275% 18 Jan 2011	700,000	700
	Intl Bank Recon+Dv	3.25% 24 Feb 2009	50,000	48
	Fisher Scientific Intl Inc	6.125% 01 Jul 2015	50,000	49
	United States Treas Bds	2% 15 Jan 2026	254,320	239
	Erste Europ.PF and B	4% 29 May 2009	400,000	389
	Fed Hm Ln Pc Pool A41945	5.5% 01 Jan 2036	644,708	638
	Fed Hm Ln Pc Pool A43221	6% 01 Feb 2036	244,357	246
	FNMA Pool 851336	5.5% 01 Feb 2036	479,406	474
	FNMA Pool 865752	5.5% 01 Jan 2036	190,160	188
	Rabobank Nederland	1% 18 Jun 2008	300,000	291
	FNMA Pool 865186	5% 01 Feb 2036	88,606	86
	FNMA Pool 868449	5% 01 Apr 2036	78,956	76
	FNMA Pool 878103	5% 01 Apr 2036	543,467	525
	FNMA Pool 256232	5.5% 01 May 2036	526,892	521
	GNMA Pool 782011	5% 15 Dec 2035	376,269	367
	Florida Pwr + Lt Co	6.2% 01 Jun 2036	25,000	26
	BK Austria Credit	5.375% 28 Dec 2007	350,000	351
	Toyota Mtr Cr Corp	5.45% 18 May 2011	58,000	59
	PPL Energy Supply LLC	6.2% 15 May 2016	37,000	38
	Gannett Co Inc	5.75% 01 Jun 2011	56,000	56
	Fed Hm Ln Pc Pool A49727	5.5% 01 Jun 2036	122,317	121
	FNMA Pool 870614	5% 01 Jun 2036	821,132	793
	United States Treas Bills	0.01% 04 Jan 2007	200,000	198
	Fed Hm Ln Pc Pool G08140	6% 01 Jul 2036	1,000,000	1,007
	FNMA Pool 886858	6% 01 Sep 2036	365,700	368
	Fed Hm Ln Pc Pool A51727	6% 01 Aug 2036	999,999	1,007
	CSX Corp	6% 01 Oct 2036	35,000	35
	Diageo Cap Plc	5.5% 30 Sep 2016	42,000	41

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Principal Life Income Fund Tr	5.15% 30 Sep 2011	42,000	42
	Fed Hm Ln Pc Pool G02296	5% 01 Jun 2036	349,180	337
	FNMA Pool 900530	6.5% 01 Sep 2036	500,000	509
	Fed Hm Ln Pc Pool G02342	5% 01 Oct 2036	495,150	478
	U S Treas Notes 10Yr Futures	07 Mar 2007	4,100,000	0
	U S Treas Notes 10Yr Futures	07 Mar 2007	(300,000)	0
	Fed Hm Ln Pc Pool A52823	5.5% 01 Oct 2036	1,229,392	1,216
	U S Treas Bonds Futures	07 Mar 2007	400,000	0
	U S Treas Bonds Futures	07 Mar 2007	(3,300,000)	0
	Owens Corning Reorg Inc	6.5% 01 Dec 2016	80,000	81
	Colgate Palmolive Co Mtn	5.2% 07 Nov 2016	65,000	64
	U S Treas Notes 2Yr Futures	07 Mar 2007	6,200,000	0
	U S Treas Notes 5Yr Futures	07 Mar 2007	3,700,000	0
	U S Treas Notes 5Yr Futures	07 Mar 2007	(10,700,000)	0
	Fed Hm Ln Pc Pool G08172	5% 01 Nov 2036	851,462	821
	FNMA Pool 902791	5.5% 01 Dec 2036	199,243	197
	Fed Hm Ln Pc Pool A53740	5.5% 01 Nov 2036	34,779	34
	FNMA Pool 898301	5.5% 01 Oct 2036	270,766	268
	Fed Hm Ln Pc Pool G02405	5.5% 01 Mar 2036	24,616	24
	Fed Hm Ln Pc Pool A52067	5.5% 01 Sep 2036	534,290	528
	Fed Hm Ln Pc Pool A55254	5.5% 01 Dec 2036	499,951	494
	Fed Hm Ln Pc Pool A55421	5.5% 01 Dec 2036	499,950	494
	Fed Hm Ln Pc Pool A55593	6% 01 Dec 2036	500,000	504
	Fed Hm Ln Pc Pool A55615	5.5% 01 Dec 2036	597,612	591
	Fed Hm Ln Pc Pool B31830	5.5% 01 Nov 2036	431,005	421
	FNMA Pool 905690	5.5% 01 Dec 2036	1,087,125	1,075
	Fed Hm Ln Pc Pool A55871	6% 01 Dec 2036	500,000	504
	Fed Hm Ln Pc Pool A55797	5.5% 01 Dec 2036	279,972	277
	FNMA Pool 906693	5.5% 01 Dec 2036	791,253	782
	FNMA Pool 906868	5.5% 01 Dec 2036	121,622	120
	Fed Hm Ln Pc Pool A55700	5% 01 Dec 2036	500,000	482
	U S Treas Bonds Futures	FEB07 112 PUT	(2,000)	(2)

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2006	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	U S Treas Bonds Futures	FEB07 113 CALL	4,000	1
	Various Receivables			736
	Various Insurance Companies	Synthetic Wrapper Agreements		(4,311)

	Total Stable Value Fund			579,345

	Common/Collective Trusts

*	Merrill Lynch	Equity Index Trust	376,746	41,254

*	Participant Loans	4.00% to 9.25%		11,578

				$1,058,951

*	Indicates parties-in-interest.
**	Cost information is not required for participant-directed investments and, therefore is not included.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Pittsburgh, Allegheny County, Commonwealth of Pennsylvania.

THE CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 28, 2007	By:	/s/ Albert Aloia
Albert Aloia
Plan Administrator